Mail Stop 3561

June 26, 2007

Cory Heitz, Chief Executive Officer
MH&SC, Incorporated
3505 Castlegate Ct.
Lexington, KY 40502

> **Re: MH&SC, Incorporated**
> **Amendment No. 3 to Form SB-2**
> **Filed June 15, 2007**
> **File No. 333-141010**

Dear Mr. Heitz:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Note 2 – Summary of Significant Accounting Policies, page F-25

Goodwill and Other Intangible Assets, page F-28

1. Please tell us and revise to disclose the methodology you use to determine the fair value of your reporting unit, particularly as it relates to the impairment you recorded against My Health & Safety Supply Company's goodwill. If you performed a valuation based on future cash flows, please provide a summary of the assumptions you used. If you obtained a third party appraisal or used some other method, please include the related supporting documentation in your response.

Note 10 – Restatement of Financial Statements, page F-37

2. Please revise to disclose the effect of the corrections on <u>each</u> financial statement line item in your consolidated balance sheet, statement of operations, statement of stockholders' equity and cash flow impacted by the errors. Refer to paragraph 26(a) of SFAS No. 154. In addition, please expand your description of the nature of the error to include an explanation of the nature of the transactions involved and your accounting for each of the transactions both prior to and subsequent to the restatement.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Ruggiero, Accountant, at (202) 551-3331 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551- 3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael T. Williams, Esq.
        Williams Law Group, P.A.